Mail Stop 3561

October 12, 2006

Gary Cella, President
Physicians Remote Solutions, Inc.
5 Ridge Road
Cos Cob, Connecticut 06807

> **Re: Physicians Remote Solutions, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed September 12, 2006**
> **File No. 333-131599**

Dear Mr. Cella:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment 1 in our letter dated May 9, 2006. In an appropriate section, near the beginning of your document, please disclose the reasons you believe you do not qualify as a blank check company under Rule 419, including the statements you have included in your response letter.

Prospectus Cover Page

2. We reissue comment 2 in our letter dated May 9, 2006.

Risk Factors, page 5

Although our financial statements have been prepared…, page 5

3. Please clarify what you mean by "we are not now a going concern and if we fail to become a going concern…." If your intent is to inform readers that there is

substantial doubt about your ability to continue on a going concern basis and failure to do so could result in a loss of their investment in your common stock, then please revise to clearly identify this risk factor.

Management's Plan of Operation, page 11

4. We note your response to comment 6 in our letter dated May 9, 2006. As examples only, please consider the following:

- We note that you hired a new chief executive officer, Christopher LaRose. In this section, and throughout your document where appropriate, please discuss whether Mr. LaRose's duties and responsibilities will be different from those of your previous chief executive officer, Gary Cella. Specifically, please disclose whether Mr. LaRose will serve in this position on a full-time basis. In this regard, please tell us why you deleted the risk factor stating, "Because our executive officers will devote only a portion of their time to us, they may not have sufficient time to effectively manage our affairs."

- Please describe briefly the terms of your sales agency agreement with Northcoast Biomedical, Inc. and your sales representative agreement with Daniel Elsbree.

- Please describe in greater detail the types of strategic alliances you might pursue in the last paragraph on page 12. In this regard, please discuss the roles and responsibilities of each strategic partner, the benefits to be gained by your potential partners, and whether you have begun negotiations to enter into this type of alliance.

- In the second paragraph on page 12, you state that you intend to engage in a limited marketing plan upon which you will spend approximately $25,000 over four months. Please disclose whether you have engaged in any of these aspects of the marketing plan already.

- In the third-to-last paragraph on page 12, you state that you believe that if you neither obtain any additional funds nor realize any sales revenues, you have sufficient funds to meet your cash requirements for approximately the next six months. However, you made this same statement in Amendment No. 1 to your registration statement filed April 12, 2006, and it does not appear that you have received any funds since April 12, 2006. Therefore, please tell us if you have received funds since you filed Amendment No. 1 to your registration statement. If so, please disclose where you obtained these funds and how much you have received. If not, please tell us why you believe you still have sufficient funds to meet your cash requirements for a period of six months

> beginning September 12, 2006. Also, if you received no funds since April 12, 2006, please disclose why you stated in Amendment No. 1 to your registration statement that you believed you had sufficient funds to meet your cash requirements for the six months beginning April 12, 2006 as it now appears you had sufficient funds to meet your cash requirements for 12 months.

Development and Testing of the DR SPEAK system, page 16

5. We note your response to comment 7 in our letter dated May 9, 2006. Beginning on the bottom of page 17, you list a series of problems with the DR SPEAK and a series of enhancements for consideration. Please disclose the error rate you encountered for each problem you found with the DR SPEAK. Also, in the fourth-to-last paragraph on page 18, you state that you intend to "conduct additional beta testing as long as the system is being developed with new or corrective functionality." Please further describe this testing, how long it will take, and its estimated costs.

Executive Compensation, page 28

6. We reissue comment 8 in our letter dated May 9, 2006. You state that you gave Gary Cella a "salary" of $45 in 2005. However, the first sentence after your table states that this $45 in compensation was paid in an issuance of 4,500,000 shares of your common stock. Please revise to disclose the value of compensation based on a more current stock value.

7. We note your response to comment 13 in our letter dated May 9, 2006. In your executive compensation table, you state that the 4,500,000 shares of common stock you issued to Gary Cella are worth only $45. Similarly, you state that the issuance of 4,500,000 to Jonathan B. Reisman was of "nominal value." However, please present the value of those securities as of a more recent date.

Selling Stockholders, page 32

8. We reissue comment 14 in our letter dated May 9, 2006.

9. We note your response to comment 15 in our letter dated May 9, 2006, and we reissue the comment in part. Please provide us an analysis as to why you believe Richard Schreiber and Patricia Stewart do not qualify as statutory broker-dealers under the Securities Exchange Act of 1934.

Plan of Distribution, page 33

10. We reissue comment 16 in our letter dated May 9, 2006.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-2

11. Please revise your statements to expense as incurred your deferred registration costs. In this regard, since no proceeds will be received by you as a result of the registration statement, no amounts should be deferred on your balance sheets. See SAB Topic 5:A

Consolidated Statement of Operations, page F-3

12. Please revise your statement of operations and statement of cash flows for the period from April 5, 2005 (inception) to May 31, 2006, and clearly label them as being audited or unaudited. If audited, please revise your audit report to clearly reference these statements as being audited. Additionally, please label your balance sheet as of May 31, 2006 and your statement of operations and cash flows for the six months ended May 31, 2006 as being your interim statements.

Note B – Summary of Significant Accounting Policies, page F-6

13. Please revise your policy to only include investments with original maturities of three months or less as cash equivalents. See paragraph 8 of SFAS 95.

Part II. Information Not Required In Prospectus, page II-1

Item 26. Recent Sales of Unregistered Securities, page II-2

14. We note your response to comment 25 in our letter dated May 9, 2006. In your response and on page 32, you state that you are not aware of the bases on which Richard Schreiber and Patricia Stewart made their determination as to their fees. However, please disclose the bases on which you believed the fees were appropriate, and of fair value, to Mr. Schreiber, who received 123,000 shares and $750, and to Ms. Stewart, who received 177,000 shares and $9,250, for their efforts in connection with your sale of one million shares at $0.10 per share. Again, it appears that you paid these two individuals a combined finder's fee of $50,000 for a $100,000 sale of shares.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your

Gary Cella
Physicians Remote Solutions, Inc.
October 12, 2006
Page 5

responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend at (202) 551-3343, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551- 3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jonathan B. Reisman, Esq.
        Reisman & Associates, P.A.
        Via fax: (928) 569-8195